UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For June 22, 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders and Results

On June 22, 2026, Energys Group Limited (the “Company”) held its Annual General Meeting of the Company’s members (the “AGM”) at 4:00 p.m. (Hong Kong time and date) at the offices of the Company located at 4A Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Kowloon, Hong Kong. The record date for the AGM was May 29, 2026 (the “Record Date”).

The following resolutions were adopted and approved by the members at the AGM:

Proposal No. 1

The Company’s members holding Class A Ordinary Shares, Class B Ordinary Shares and Series A Convertible Preferred Shares approved, by resolution, the election of the following five persons to serve as Directors of the Company in their respective capacities until the next annual meeting of members and thereafter until their successors shall have been elected and qualified: (i) Kevin Cox, Executive Director; (ii) Michael Lau, Executive Director; (iii) Peter Walder, Independent Non-Executive Director; (iv) Bin You Wang, Independent Non-Executive Director; and (v) Yingying Duan, Independent Non-Executive Director.

Proposal No.2

The Company’s members holding Class A Ordinary Shares, Class B Ordinary Shares and Series A Convertible Preferred Shares ratified by resolution the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026.

Exhibit No.	Description
99.1	Notice and Proxy Statement regarding Annual General Meeting of Members to be Held on June 22, 2026 at 4:00 p.m. (Hong Kong time),

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Kevin Cox
	Name:	Kevin Cox
	Title:	Chief Executive Officer and Director